

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

January 26, 2009

Philmore Anderson IV
Sahara Media Holdings, Inc.
81 Greene Street, 4th Floor
New York, NY 10012

      Re: Sahara Media Holdings, Inc.
               Registration Statement on Form S-1
               Filed December 31, 2008
               File No. 333-155205

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 in which you name John Thomas Financial as a broker-dealer. We also note that John Thomas Bridge and Opportunity Fund is a selling shareholder in your offering. Please disclose in your filing the relationship between John Thomas Financial and John Thomas Bridge and Opportunity Fund. If John Thomas Bridge and Opportunity Fund is an affiliate of John Thomas Financial, then it is an affiliate of a broker-dealer and must be identified as such in your filing. If it is a broker-dealer affiliate, in addition to the information required by Item 507 and 508 of Regulation S-K, you must state in your prospectus the following: (1) each

broker-dealer affiliate that is a selling shareholder purchased the shares in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these statements in the prospectus with regards to John Thomas Bridge and Opportunity Fund, it must be named as an underwriter in your prospectus.

Front Page of Prospectus

2.   You state that the par value of your common stock is $.003 per share. Please amend this to reflect that the common stock underlying the warrants is $.0001 per share or advise.

Prospectus Summary, page 4

3.   Please identify John Thomas Financial as the placement agent for the private placement.

Estimated Use of Proceeds, page 6

4.   We note your response to comment 9. Please also amend your disclosure on page 6 to explain what you mean by "Form 10 information."

Selling Security Holders, page 13

5.   We note your response to our prior comment 15 and reissue the comment. We also note that your Exhibit 10.5, Form of Warrants, in Section 11 states that the restriction on percentage ownership "may not be waived without the consent of the Holder." However, it appears the restriction on percentage ownership could be waived by the parties within the 60-day period contemplated by Rule 13d-3 for determination of beneficial ownership. Because the restriction on percentage ownership could be waived by the parties within 60 days, please revise your selling shareholder table and Security Ownership of Certain Beneficial Owners and Management to include all shares that the shareholders could acquire upon exercise of the warrants or advise us as to why you believe this is not necessary.

6.   We note your response to our prior comment 15. We also note the disclosure that these two selling shareholders each beneficially own 5.19% of the outstanding common stock, excluding the Investor Warrants. However, we do not see a Schedule 13D filed for these shareholders. Please advise.

Plan of Distribution, page 21

7.   We note your response to comment 1 in which you name John Thomas
        Financial as a broker-dealer. Please amend your Plan of Distribution to list
        John Thomas Financial as a statutory underwriter.

Description of Business, page 23

8.   We note your response to comment 17 and the revisions to your filing. To the
        extent you discuss future business plans, please be as specific as possible
        regarding how you intend to implement these plans and disclose the potential
        timeline for implementation. For example, you state that you intend to launch
        the honeymag.com and thehivespot.com websites by February 2009. When do
        you anticipate that you will implement other revenue-generating activities,
        such as your offline events? What types of events will you hold and how will
        you generate revenue associated with these events?

9.   Also, when do you anticipate generating revenues? Please disclose your
        targeted revenues and the time period by which you expect to achieve those
        targets. Do you have current advertising arrangements in place?

10.   You state that you will seek to achieve "targeted circulation levels in a cost-
        efficient manner". What are your targeted circulation levels? What do you
        mean by "cost-efficient manner"?

11.   We note your disclosure regarding categories of operational expenditures.
        Please estimate your short-term expenses related to these categories. To the
        extent you discuss future plans, disclose the estimated costs of implementing
        these plans.

Management Discussion and Analysis or Plan of Operation, page 29
Plan of Operation, page 30

12.   Please explain what you mean by "direct marketing and sponsorships". How
        do you intend to generate revenues in this manner?

13.   It is still not clear what your exact short and long term capital sources and
        uses are. Revise to include your short and long term plans and to detail your
        expected capital needs for these plans as well as sources for those plans.

14.   We note your response to our prior comment number 45; however, you have
        not provided sufficient facts to support your claimed use of 4(2) in many
        cases. Provide more details about the purchasers and their relationship to you
        to support your claimed exemption. For example, how did the purchaser
        access information about you? Were the purchasers accredited investors?

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chanda DeLong at (202) 551-3490 or me at 202-551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: David B. Manno, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile (212) 930-9725